200 E. Nashville Avenue Post Office Box 8 Atmore, Alabama 36504	Tel 251.446-6000 Fax 251.446-6007	www.unitedbank.com Member FDIC

September 9, 2011

Mr. Michael R. Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	United Bancorporation of Alabama, Inc. (the “Company”)
Form 10-K
For Fiscal Year Ended December 31, 2010
Filed March 29, 2011
File No. 000-25917

Dear Mr. Clampitt:

We have reviewed your findings and the following is our response.  For the convenience of the Staff of the Commission (the “Staff”), we have reproduced each of the comments set forth in your letter and have provided our response in boldface type.

Item 13: Certain Relationships and Related Transactions

1.
In future filings, revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response:  In future filings, beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2011, the Company will revise the disclosure to include the requested statement.

2.	Advise us whether you could have made the Item 404(a) disclosure cited above in your 2010 10-K filing. If not, amend.

Response:  The Company could have made the Item 404(a) disclosure cited above in the 2010 10-K filing.

Part II. Signature page

3.	Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

● Page 2	September 13, 2011

Response:  The Officer noted on the signature page as the Principal Financial Officer is the Principal Accounting Officer.  In all future filings, the signature page will identify the Principal Accounting Officer and/or the Controller as required.  (An example of the future page is attached.)

In responding to your comments noted above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and trust that you will find the foregoing responsive to them.  Should you have any questions or comments regarding our responses, please do not hesitate to contact me.

Very truly yours,

United Bancorporation of Alabama, Inc.

Robert R. Jones, III
President and CEO